U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Johnson & Johnson
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     One Johnson & Johnson Plaza
--------------------------------------------------------------------------------
                                    (Street)

     New Brunswick                     NY                   08933
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     11/12/02
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)

     22-1024240
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     OraPharma, Inc. (NASDAQ: OPHM)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [ ]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
par value $0.001 per share                  3,540,697            D (see explanatory
                                                                    note (1) below)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction
  5(b)(v).

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================


1. Title of Derivative   2. Date Exercisable      3. Title and Amount of Securities   4. Conversion   5. Ownership
   Security (Instr. 4)      and Expiration Date      Underlying Derivative Security      or Exercise     Form of
                            (Month/Day/Year)         (Instr. 4)                          Price of        Derivative   6. Nature of
                         ----------------------   ---------------------------------      Derivative      Security:       Indirect
                          Date        Expiration     Title            Amount or          Security        Direct (D)      Beneficial
                        Exercisable     Date                       Number of Shares                      or Indirect     Ownership
                                                                                                         (I) (Instr.5)   (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Not applicable
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
Explanation of Responses:


(1) Johnson & Johnson, a New Jersey Corporation, is party to a Stockholder Agreement dated as of November 12, 2002 with certain stockholders of OraPharma, Inc. (the "Stockholder Agreement"). Pursuant to the Stockholder Agreement, Johnson & Johnson has shared voting power with respect to, as well as a certain pecuniary interest in, the 3,540,697 shares of common stock, par value $0.001 per share, of OraPharma, Inc. that are subject to the Stockholder Agreement (the "Shares"). As a result, Johnson & Johnson may be deemed to beneficially own the Shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



                 JOHNSON & JOHNSON


                 by
                      /s/  Michael H. Ullmann                November 21, 2002
                    --------------------------------         -----------------
                    Name:  Michael H. Ullmann                Date
                    Title: Secretary
                    **Signature of Reporting Person



                                  Page 2 of 2